July 30, 2024

Chris Lowthert
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, Florida 33139

       Re: Starwood Real Estate Income Trust, Inc.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the period ended March 31, 2024
           File No. 000-56046
Dear Chris Lowthert:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Share Repurchase Plan, page 70

1. We note your disclosure on page 71 summarizing the number of shares repurchased under the plan. In future Exchange Act periodic reports, please revise your disclosure to include the source of cash used to fund the repurchase requests filled.
Item 7. Management's Discussion and Analysis..., page 71

2. We note, in your 8-K filed May 23, 2024, you state that you have determined to limit your share repurchase program. In future Exchange Act periodic reports, please disclose the reasons behind this decision. Please discuss any steps that you are taking or plan to take, or other factors you will consider in determining when and whether to reinstate the program to its original levels. Please advise if it is possible that you may determine to suspend or terminate your share repurchase program given your current liquidity concerns.
 July 30, 2024
Page 2

Recent Developments, page 73

3. We note your disclosure that you "have limited to no exposure to the more challenged sectors, including commodity office." We note that you own 20 office properties and invest in commercial mortgage-backed securities. Please tell us and, if material, revise future Exchange Act periodic reports to address the impact these investments have had on your operations.
Portfolio, page 75

4. For your office and industrial properties, please tell us, and in your future Exchange Act periodic reports, please revise, your property table disclosure to disclose your average effective rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account tenant concessions and abatements. For your residential and self-storage properties, please provide disclosure regarding your average effective rent per unit taking into account free rent, tenant reimbursements, and tenant concessions.
5. For your office and industrial properties, please tell us and disclose in future Exchange
       Act periodic reports, whether your tenants have early termination rights. If applicable, please disclose the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.
2. Summary of Significant Accounting Policies
Impairment of Investments in Real Estate, page 117

6. We note your disclosure that the estimated fair values of the remaining impaired assets as of December 31, 2023 was $53.8 million. Please tell us, and in future Exchange Act periodic reports, please revise your disclosure to also disclose the remaining carrying value of the assets that were impaired as of December 31, 2023.
6. Mortgage Notes and Credit Facility, page 128

7. We note your disclosure that you are not aware of any instance of material noncompliance with financial covenants as of December 31, 2023. Please tell us, and in your future
       Exchange Act periodic reports, please revise your disclosure to affirmatively state whether you were in compliance with your financial covenants as of December 31, 2023.
       This comment also applies to your disclosure in your Form 10-Q as of March 31, 2024.
Form 10-Q for the period ended March 31, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 41

8. We note your filing of your Form 8-K on May 23, 2024 regarding the Company's strategic actions focused on preserving liquidity to your shareholders by limiting share repurchases to 1% of NAV per quarter and the temporary waiver of 20% of the entitled management fee. Given the continued higher than normal interest rate environment and its impact on borrowing costs, property values and other residual impacts, including the higher than usual repurchase requests, please consider expanding your disclosure in future Exchange
 July 30, 2024
Page 3

       Act periodic reports to highlight how such factors have impacted your ability to generate, obtain and preserve adequate amounts of cash to meet your requirements on both the short and long term. Your expanded discussion should outline available resources including any strategic initiatives to preserve liquidity similar to your disclosures in your filing of your
       Form 8-K on May 23, 2024. Reference is made to Item 303(b)(1) of Regulation S-K and
       Section 501.13 of the Financial Reporting Codification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction